As filed with the Securities and Exchange Commission on August 18, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-80
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
CURALEAF HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)
British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)
Subordinate Voting Shares
(Title of class of securities to be registered)
Offer to Purchase and Circular, dated as of August 18, 2026
(Principal document pursuant to which the securities are being offered)
Boris Jordan
Chief Executive Officer
Curaleaf Holdings, Inc.
250 Harbor Drive, Third Floor
Stamford, Connecticut 06902
(781) 451-0150
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.
British Columbia Securities Commission
(Principal regulator)
It is proposed that this filing shall become effective (check appropriate box):
☐   upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
☐   at some future date (check appropriate box):
☐   pursuant to Rule 467(b) on (   ) at (   ).
☐   pursuant to Rule 467(b) on (   ) at (   ) because the registration statement relates to an offering of securities being made contemporaneously in the United States and Canada.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price per Unit(3)	Proposed Maximum Aggregate Offering Price(4)		Amount of Registration Fee(5)
Subordinate Voting Shares, no par value	24,021,022	N/A	US$	222,660,936.88(4)	US$	30,749.48(5)

(1)
Represents the maximum number of Subordinate Voting Shares of Curaleaf Holdings, Inc. (the “Registrant” or the “Offeror”) issuable in connection with the exchange offer (the “Offer”) for the outstanding common shares (“Common Shares”) of Aurora Cannabis Inc. (the “Company”), based on the exchange ratio of 0.3463 of a Subordinate Voting Share per Common Share and 69,364,778 Common Shares outstanding as of August 4, 2026, on a fully-diluted basis.

(2)
Pursuant to Rule 416 under the Securities Act of 1933 (the “Securities Act”), this Registration Statement also covers any additional Subordinate Voting Shares that may become issuable as a result of stock splits, stock dividends, recapitalizations or similar events.

(3)
Not applicable. The registration fee is not calculated on a per-unit basis. Pursuant to Rule 457(f) under the Securities Act, the fee is calculated upon the basis of the aggregate market value of the securities to be received by the Registrant in the exchange, less cash to be paid by the Registrant.

(4)
Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) and 457(f) under the Securities Act of 1933, based on the average of the high and low sales prices of the Common Shares as reported on the Nasdaq on August 11, 2026. The market value of 69,364,778 Common Shares at US$3.96 per share equals US$274,684,520.88. Pursuant to Rule 457(f)(3), because the Registrant is paying cash in connection with the exchange, the aggregate Cash Consideration of US$52,023,584 (being 69,364,778 Common Shares multiplied by the Cash Consideration of US$0.75 per Common Share) has been deducted from the market value of the Common Shares. The proposed maximum aggregate offering price is therefore US$222,660,936.88 (being US$274,684,520.88 less US$52,023,584).

(5)
Calculated in accordance with Section 6(b) of the Securities Act of 1933.

Fee Offset:
Pursuant to Rule 457(b) under the Securities Act, the registration fee paid pursuant to this Registration Statement will reduce any fee paid with respect to the same transaction pursuant to Section 14(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Registrant has contemporaneously filed a Schedule 14D-1F under the Exchange Act in connection with the Offer. The filing fee paid pursuant to this Registration Statement will offset the fee due pursuant to the Schedule 14D-1F.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES
1.
Home Jurisdiction Document.

The following documents, which are filed as exhibits to this Registration Statement, are delivered to holders of Common Shares in connection with the Offer:
(a)
Offer to Purchase and Circular, dated as of August 18, 2026 (the “Offer to Purchase and Circular”);

(b)
Letter of Transmittal; and

(c)
Notice of Guaranteed Delivery.

2.
Informational Legends.

See “Notice to Shareholders in the United States” in the Offer to Purchase and Circular.
3.
Incorporation of Certain Information by Reference.

Information has been incorporated by reference in the Offer to Purchase and Circular from documents filed with securities commissions or similar authorities in Canada.   As required by this Item, the Offer to Purchase and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Offeror’s Chief Financial Officer at 250 Harbor Drive, Third Floor, Stamford, CT 06902, Telephone: (781) 451-0150.
4.
List of Documents Filed with the Commission.

See the section “Documents Incorporated by Reference” in the Offer to Purchase and Circular. References to web addresses in the Offer to Purchase and Circular are included as inactive textual references only. Except as specifically incorporated by reference into the Offer to Purchase and Circular, information on these websites is not part of the Offer to Purchase and Circular or part of this registration statement.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES
Indemnification of Directors and Officers
The Registrant’s Articles provide for indemnification of its directors and officers to the fullest extent permitted by applicable law, including in respect of certain liabilities, costs and expenses incurred in connection with legal proceedings arising from their service to the Registrant, and for the advancement of certain expenses, subject to applicable law. Further, the Registrant maintains directors’ and officers’ liability insurance providing coverage for certain liabilities incurred by its directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.
Exhibits
A list of exhibits filed as part of this registration statement is set forth on the Exhibit Index immediately preceding such exhibits, which are incorporated herein by reference.

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1.
Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.
The Registrant undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Registration Statement.
2.
Consent to Service of Process

Concurrently with the filing of this Form F-80, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this registration statement.

Exhibit Index
Exhibit No.	Description
1.1	Offer to Purchase and Circular dated as of August 18, 2026
1.2	Letter of Transmittal
1.3	Notice of Guaranteed Delivery
2.1	Press release, dated August 11, 2026 announcing Curaleaf Holdings, Inc.’s intention to launch a take-over bid for Aurora Cannabis.
2.2	Press release dated August 18, 2026 relating to Curaleaf Holdings, Inc.’s offer for all outstanding common shares of Aurora Cannabis Inc.
3.1	Audited Consolidated Financial Statements of Curaleaf Holdings, Inc. for the fiscal year ended December 31, 2025 including the notes thereto and the independent auditors’ reports thereon
3.2	Management’s Discussion and Analysis of Curaleaf Holdings, Inc. with respect to the fiscal year ended December 31, 2025
3.3	Annual Information form of Curaleaf Holdings, Inc. dated February 26, 2026 for the Audited Consolidated Financial Statements for the fiscal year ended December 31, 2025
3.4	Management Information Circular of Curaleaf Holdings, Inc. dated May 7, 2026, and supplemented on June 15, 2026, in connection with the Annual and Special Meeting of Curaleaf Holdings, Inc.’s Shareholders held on June 22, 2026
3.5	Unaudited Condensed Interim Consolidated Financial Statements of Curaleaf Holdings, Inc. for the three and six months ended June 30, 2026
3.6	Management’s Discussion and Analysis of Curaleaf Holdings, Inc. with respect to the Interim Consolidated Financial Statements for the three and six months ended June 30, 2026
3.7	Material Change Report of Curaleaf Holdings, Inc. dated June 15, 2026 in respect of the approval by the board of directors of the Offeror of the Reverse Stock Split
4.1	Consent of PKF O’Connor Davies, LLP
4.2	Consent of Dentons Canada LLP
4.3	Consent of Dentons US LLP
4.4	Powers of Attorney (included on the signature page of this Registration Statement)
4.5	Form F-X

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on August 18, 2026.
CURALEAF HOLDINGS, INC.
By:
/s/ Boris Jordan

Name:
Boris Jordan

Title:
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose name appears below constitutes and appoints Boris Jordan as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to sign this registration statement on Form F-80 and any or all amendments or supplements thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on August 18, 2026.
Name	Title
/s/ Boris Jordan Boris Jordan	Chief Executive Officer and Director (Principal Executive Officer)
/s/ Ed Kremer Ed Kremer	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Joseph Lusardi Joseph Lusardi	Director
/s/ Karl Johansson Karl Johansson	Director
/s/ Faith Charles Faith Charles	Director
/s/ Michelle Bodner Michelle Bodner	Director
/s/ Shasheen Shah Shasheen Shah	Director
/s/ Torsten Greif Torsten Greif	Director

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of the Registrant in the United States, on August 18, 2026.
CURALEAF, INC.
By:
/s/ Boris Jordan

Name:
Boris Jordan

Title:
Chief Executive Officer